Companhia Brasileira de Distribuição (CBD)

Sales Performance – March 2005

São Paulo, Brazil, April 14, 2005 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces today its sales performance for March 2005 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

Gross sales in March 2005 totaled R$ 1,443.9 million and net sales reached R$ 1,190.3 million, representing a 18.2% and 20.0% growth, respectively, compared to the same period of the previous year.

Same store sales reached a 17.4% growth, in nominal terms, and a 9.2% growth, in real terms, compared to March of last year. The figures were positively impacted by a favorable calendar (in 2004, Easter was in April). In addition, we highlight a strong Easter products sales growth compared to the same period of the previous year, due to the improvement of the consumption environment in the country and the following Company’s initiatives: (i) wide cross selling, especially in general merchandise and wine sections; (ii) advanced negotiation with suppliers which enabled more competitive prices in the market and (iii) the private label products mix, with two of them placed among the 10 most sold items in the Company during Easter.

Same store sales of non-food products presented a 23.5% growth, whilst food products sales presented a 16.1% increase.

In the first quarter, the Company’s gross sales totaled R$ 3,943.3 million and net sales totaled R$ 3,265.1 million, representing a 15.5% and 16.2% growth, respectively, compared to the same period of the previous year. Same store sales registered a nominal growth of 11.1%, representing a real growth of 3.4% in the period. The highlights of the quarter and Easter were CompreBem and Extra business units which presented double-digit growth, significantly above the Company’s average.

Obs.: Same store sales figures include only stores whose operating period is longer than 12 months.

COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Investor Relations Manager

Phone: +55 (11) 3886 0421 Fax:+55 (11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are therefore subject to change.